SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Symmetry Holdings Inc.

(Name of Issuer)

Warrants

(Title of Class of Securities)

871545117

(CUSIP Number)

Gilbert E. Playford

Symmetry Holdings Inc.

28 West 44th Street, 16th Floor

New York, NY 10036

646-429-1540

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 12, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 871545109	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gilbert E. Playford

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 125,000

	8.	SHARED VOTING POWER 3,222,222

	9.	SOLE DISPOSITIVE POWER 125,000

	10.	SHARED DISPOSITIVE POWER 3,222,222
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,347,222

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%

14.	TYPE OF REPORTING PERSON IN

CUSIP No. 871545117	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This Schedule 13D relates to warrants (the “Warrants”) to purchase one share of common stock, par value $0.001 per share (the “Common Stock”) per Warrant issued by Symmetry Holdings Inc. (the “Issuer”). The Issuer’s principal executive office is located at 28 West 44th Street, 16th Floor, New York, NY 10036.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by Gilbert E. Playford (“Playford”).
(b)	The business address of the Playford is 28 West 44th Street, 16th Floor, New York, New York 10036.
(c)

Playford holds 125,000 Warrants directly. Those Warrants were acquired on March 12, 2007 upon the consummation of the Issuer’s initial public offering. Additionally, Playford is the beneficial owner of 3,222,222 Warrants owned indirectly through Playford SPAC Portfolio, Ltd. (“Portfolio”). Playford is the sole limited partner of Portfolio, directly owning 99.8% of the outstanding partnership interests. The remaining .2% of the outstanding partnership interests is owned by the general partner of Portfolio, Playford SPAC Management Corp., of which Playford is the sole beneficial and record owner. Playford is the non-executive Chairman of Symmetry Holdings Inc., as well as the Chairman, Chief Executive Officer and President of GBS Gold, an international gold company.

(d)	During the last five years, Playford has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Playford has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Playford is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

On March 12, 2007, Playford acquired 125,000 Warrants underlying units of the Issuer, each unit consisting of one share of Common Stock and one Warrant, held directly by him. The purchase price was $8.00 per unit. Playford financed this purchase through the use of his personal funds. On March 5, 2007, Portfolio acquired 3,222,222 Warrants in a private placement at a purchase price of $.90 per Warrant, for an aggregate purchase price of $2,899,999.90. Portfolio financed the purchase through the use of working capital contributed by Playford to Portfolio as a contribution of capital. Playford financed the contribution of capital from his personal funds.

CUSIP No. 871545117	13D	Page 4 of 6 Pages

Item 4.	Purpose of Transaction.

The Warrants were acquired by Playford for investment purposes.

Playford does not at the present time have any plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s Certificate of Incorporation, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

As of the date hereof, Playford may be deemed to be the direct beneficial owner of 125,000 Warrants, over which he has sole voting and sole dispositive power, and the indirect beneficial owner of 3,222,222 Warrants, over which he has shared voting and shared dispositive power, through the ownership of such Warrants by Portfolio, as more fully described in Item 2(c) above. The 3,347,222 Warrants beneficially owned by Playford represent 14.6% of the issued and outstanding Warrants, based on 22,916,667 warrants issued and outstanding at March 12, 2007.

CUSIP No. 871545117	13D	Page 5 of 6 Pages

The following sets forth certain information regarding all transactions in the Common Stock that were effected by Playford during the past sixty days:

Date	Amount Bought (Sold)	Price Per Share	Where and How Effected
3/12/07	125,000	$8.00 per unit, consisting of one share of Common Stock and one Warrant	Issuer’s initial public offering
3/5/07	3,222,222	$0.90 per Warrant	Private placement by the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

CUSIP No. 871545117	13D	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 2007	/s/Gilbert E. Playford
Name: Gilbert E. Playford